UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PULMATRIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74584P 103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74584P103	Page 2 of 22

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

5,008,168 shares, of which (a) 3,468,190 shares are Common Stock and (b) 1,539,978 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

5,008,168 shares, of which (a) 3,468,190 shares are Common Stock and (b) 1,539,978 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,008,168
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.0%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 1,539,978 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 3 of 22

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

97,743 shares, of which (a) 67,729 shares are Common Stock and (b) 30,014 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

97,743 shares, of which (a) 67,729 shares are Common Stock and (b) 30,014 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,743
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 30,014 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 4 of 22

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

34,425 shares, of which (a) 23,875 shares are Common Stock and (b) 10,550 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

34,425 shares, of which (a) 23,875 shares are Common Stock and (b) 10,550 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,425
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 10,550 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 5 of 22

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

49,987 shares, of which (a) 34,587 shares are Common Stock and (b) 15,400 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

49,987 shares, of which (a) 34,587 shares are Common Stock and (b) 15,400 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 15,400 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 6 of 22

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

5,190,323 shares, of which (a) 3,594,381 shares are Common Stock and (b) 1,595,942 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, and (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

5,190,323 shares, of which (a) 3,594,381 shares are Common Stock and (b) 1,595,942 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, and (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a member of the Issuer’s Board of directors and a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,190,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.4%[5]
14.	Type of Reporting Person (See Instructions) OO

[5]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 1,595,942 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by PVP V, PVPE V, PVFF V and PVPSFFV and reported in the rows above.

CUSIP No. 74584P103	Page 7 of 22

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,257,778 shares, of which (a) 1,566,676 shares are Common Stock and (b) 691,102 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,257,778 shares, of which (a) 1,566,676 shares are Common Stock and (b) 691,102 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,257,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 691,102 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 8 of 22

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

42,134 shares, of which (a) 29,178 shares are Common Stock and (b) 12,956 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

42,134 shares, of which (a) 29,178 shares are Common Stock and (b) 12,956 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,134
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%[7]
14.	Type of Reporting Person (See Instructions) PN

[7]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 12,956 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103	Page 9 of 22

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,299,912 shares, of which (a) 1,595,854 shares are Common Stock and (b) 704,058 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which (i) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, and (ii) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that Flint, a managing member of PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have shared power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,299,912 shares, of which (a) 1,595,854 shares are Common Stock and (b) 704,058 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which (i) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, and (ii) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that Flint, a managing member of PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have shared power to dispose of the Fund IV Shares, and McGuire, a member of the Issuer’s Board of directors and a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,299,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%[8]
14.	Type of Reporting Person (See Instructions) OO

[8]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 704,058 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by PVP IV and PVPE IV and reported in the rows above.

CUSIP No. 74584P103	Page 10 of 22

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

7,490,235 shares, of which (a) 5,190,235 shares are Common Stock and (b) 2,300,000 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, (v) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, and (vi) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

7,490,235 shares, of which (a) 5,190,235 shares are Common Stock and (b) 2,300,000 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, (v) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, and (vi) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,490,235
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%[9]
14.	Type of Reporting Person (See Instructions) IN

[9]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 2,300,000 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV and reported in the rows above.

CUSIP No. 74584P103	Page 11 of 22

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

7,510,187 shares, of which (a) 5,190,235 shares are Common Stock and (b) 2,300,000 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, (v) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, (vi) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, and (vii) 19,952 shares are directly owned by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of April 3, 2018), except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

7,510,187 shares, of which (a) 5,190,235 shares are Common Stock and (b) 2,300,000 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 3,468,190 shares of Common Stock and 1,539,978 warrants are directly owned by PVP V, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, (ii) 67,729 shares of Common Stock and 30,014 warrants are directly owned by PVPE V, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants, (iii) 23,875 shares of Common Stock and 10,550 warrants are directly owned by PVPFF V, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, (iv) 34,587 shares of Common Stock and 15,400 warrants are directly owned by PVPSFF V, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, (v) 1,566,676 shares of Common stock and 691,102 warrants are directly owned by PVP IV, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, (vi) 29,178 shares of Common stock and 12,956 warrants are directly owned by PVPE IV of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, and (vii) 19,952 shares are directly owned by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of April 3, 2018), except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,510,187
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.7%[10]
14.	Type of Reporting Person (See Instructions) IN

[1][0]	Based on 40,240,160 shares of the Issuer’s Common Stock outstanding as of April 6, 2018 and as adjusted to reflect an additional 2,300,000 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV and PVM IV and 19,952 shares of Common Stock that would be outstanding following the exercise of vested options beneficially owned by McGuire and reported in the rows above.

CUSIP No. 74584P103	Page 12 of 22

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Pulmatrix, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 25, 2015 (the “Schedule 13D”). Only those items that are hereby reported are amended; all other items remain unchanged. This Amendment No. 1 is being filed by PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV, PVM IV, Flint and McGuire (collectively, the “Reporting Persons”).

Item 2. Identity and Background.

(a) This Amendment No. 1 is being filed on behalf of each of the following Reporting Persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV, PVM IV, Flint and McGuire. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV (collectively, the “Funds”) is that of a private investment partnership. The sole general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. The sole general partner of each of PVP IV and PVPE IV is PVM IV. The principal business of PVM IV is that of acting as the general partner of PVP IV and PVPE IV. Flint and McGuire are the managing members of PVM V and PVM IV and McGuire is also a director of the Issuer.

The principal business address of each of the Reporting Persons named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States. Each of the Funds is a Delaware limited partnership. Each of PVM V and PVM IV is a Delaware limited liability company.

Michael J. Higgins, a member of the Issuer’s Board of Directors, is affiliated with Polaris Partners but does not have voting or dispositive power with respect to any interests in the Issuer owned by each of the Funds.

Item 3. Source and Amount of Funds or Other Consideration.

On March 30, 2018, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-223630) in connection with its public offering of 15,660,000 Common Units (each Common Unit contains one share of Common Stock, one Series A Warrant to purchase one share of Common Stock and one Series B Warrant to purchase one share of Common Stock) and 7,840,000 Pre-funded Units (each Pre-funded Unit contains one Pre-funded Warrant to Purchase one share of Common Stock, one Series A Warrant to purchase one share of Common Stock and one Series B Warrant to purchase one share of Common Stock) was declared effective.

Each Series A Warrant has an exercise price of $0.65 per share of Common Stock. The Series A Warrants are exercisable immediately and expire six months from the date of issuance. Each Series B Warrant has an exercise price of $0.75 per share of Common Stock. The Series B Warrants are exercisable immediately and expire five years from the date of issuance.

CUSIP No. 74584P103	Page 13 of 22

On April 3, 2018, PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV purchased 769,989, 15,007, 5,275, 7,700, 345,551 and 6,478 Common Units, respectively, in connection with the Issuer’s offering of such Common Units. The purchase price was $0.65 per Common Unit, for an aggregate purchase price of $747,500.

The source of the funds for all purchases and acquisitions by the Funds was from working capital.

Item 4. Purpose of Transaction.

McGuire, as a director of the Issuer and managing member of PVM V and PVM IV, and Flint, by virtue of his role as a managing member of PVM V and PVM IV, may each be deemed to hold certain voting powers with respect to the reportable securities owned by the Funds. Except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below and reported in row 13 in each of the cover pages hereto is based on a total of 40,240,160 shares of Common Stock outstanding as of April 6, 2018 and reported by the Issuer.

(a) PVP V beneficially owns 3,468,190 shares of Common Stock and 1,539,978 warrants, of which 769,989 are Series A Warrants and 769,989 are Series B Warrants, or approximately 12.0% of the Common Stock outstanding. PVPE V beneficially owns 67,729 shares of Common Stock and 30,014 warrants, of which 15,007 are Series A Warrants and 15,007 are Series B Warrants or approximately 0.2% of the Common Stock outstanding. PVPFF V beneficially owns 23,875 shares of Common Stock and 10,550 warrants, of which 5,275 are Series A Warrants and 5,275 are Series B Warrants, or approximately 0.1% of the Common Stock outstanding. PVPSFF V beneficially owns 34,587 shares of Common Stock and 15,400 warrants, of which 7,700 are Series A Warrants and 7,700 are Series B Warrants, or approximately 0.1% of the Common Stock outstanding. PVP IV beneficially owns 1,566,676 shares of Common stock and 691,102 warrants, of which 345,551 are Series A Warrants and 345,551 are Series B Warrants, or approximately 5.5% of the Common Stock outstanding. PVPE IV beneficially owns 29,178 shares of Common stock and 12,956 warrants, of which 6,478 are Series A Warrants and 6,478 are Series B Warrants, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V, respectively, or 12.4% of the Common Stock outstanding and PVM IV, as the general partner of each of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by each of PVP IV an PVPE IV, respectively, or 5.6% of the Common Stock outstanding.

The Funds previously reported ownership of an aggregate of 1,169,626 warrant shares (the “Waived Warrants”) on the Schedule 13D. On March 28, 2018, the Issuer and the Funds entered into that certain warrant waiver (the “Warrant Waiver”) pursuant to which the Funds waived their rights to exercise the Waived Warrants. As such, the Waived Warrants are otherwise not included in this Amendment No. 1

CUSIP No. 74584P103	Page 14 of 22

(b) The managing members of PVM V and PVM IV, respectively, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by the Funds of which each is a general partner of. Each of Flint, McGuire, PVM V and PVM IV disclaims beneficial ownership of all securities other than those he or it owns directly, if any, or by virtue of his or its indirect pro rata interest, as a member of PVM V or PVM IV, in the securities owned by the Polaris Funds. PVM V may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V and PVM IV may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP IV and PVPE IV.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Funds and Issuer are parties to the Warrant Waiver pursuant to which the Funds waived their rights to exercise the Waived Warrants.

On June 6, 2015 and June 24, 2015, McGuire was granted an option to purchase up to 17,710 and 1,108 shares of the Issuer’s Common Stock, respectively, 2.08% shares subject to such option vest monthly for 48 months following the date of grant. Such non-employee director compensation is more fully described in the Company’s 2013 Employee, Director and Consultant Equity Incentive Plan (the “Plan”) and is incorporated herein by reference.

On February 3, 2016 and March 20, 2017, McGuire was granted an option to purchase up to 8,800 and 4,400 shares of the Issuer’s Common Stock, respectively, 25% of the shares subject to such option shall vest on the one-year anniversary of such grant and the remaining 75% of shares subject to this option vests in 36 equal monthly installments following the one-year anniversary of such grant. Such non-employee director compensation is more fully described in the Plan and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Warrant Waiver

Exhibit C – The Plan is incorporated herein by reference to Exhibit 99.2 of the Issuer’s registration statement on

Form S-8 filed with the SEC on July 20, 2015 (File No. 333-205752).

CUSIP No. 74584P103	Page 15 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2018

POLARIS VENTURE PARTNERS V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Managing Member

CUSIP No. 74584P103	Page 16 of 22

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By: *
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By: *
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By: *
Managing Member

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

*By:     /s/ Max Eisenberg

Name:  Max Eisenberg

             Attorney-in-Fact

CUSIP No. 74584P103	Page 17 of 22

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]